SEC 1473 (7-97) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

FORM 3

UNITED STATES SECURITIES AND EXCHANGE CONNMMISSION

Washington, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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(Print or Type Responses)

1. Name and Address of Reporting Person*

Robison Shane V.

(Last) (First) (Middle)

20555 SH 249 – M/C 110701

(Street)

Houston, Texas 77070

(City) (State) (Zip)

2. Date of Event Requiring Statement (Month/Day/Year)
October 25, 2000

3. IRS Identification Number of Reporting Person, if an entity (Voluntary)

4. Issuer Name and Tickler or Trading Symbol
Compaq Computer Corporation ("CPQ")

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
___ Director ___ 10% Owner
_X_ Officer (give title below) ___ Other (specify below)
Sr. VP and Chief Technology Officer

6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check applicable line)
_X_ Form filed by One Reporting Person
___ Form filed by More than One Reporting Person

Table 1 – Non-Derivative Securities Beneficially Owned

1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	40,000	D	

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the Form is filed by more than one Reporting Person, See Instruction 5(b)(v).

FORM 3 (continued) Table II – Derivative Securities Beneficially Owned (e.g., puts, calls warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exer-Cisable	Expiration Date	Title	Amount or Number of Shares			
Stock Option (Right to buy)	10/25/01 (1)	10/24/10	Common Stock	500,000	$ 28.15	D	

Explanation of Responses: (1) This grant becomes 25% exercisable on the first anniversary of the date of grant and the remaining shares will become exercisable in equal monthly installments for three years.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

**Signature of Reporting Person: [signature] Date: 11-3-00
Shane V. Robison

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, *See* Instruction 6 for procedure.

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SEC 1473 (7-96)



CONFIRMING STATEMENT

This statement confirms that the undersigned has authorized and designated Linda S. Auwers, Vice President, Associate General Counsel and Secretary of Compaq Computer Corporation or Connie Levo, (each individually, the "Authorized Person") to execute and file on the undersigned's behalf Forms 4 and Forms 5 (including any amendments thereto) that the undersigned may be required to file with the United States Securities and Exchange Commission as a result of the undersigned's ownership of or transactions in securities of Compaq Computer Corporation. The authority of the Authorized Person under this Statement shall continue until the undersigned is no longer required to file Forms 4 and Forms 5 with regard to the undersigned's ownership of or transactions in securities of Compaq Computer Corporation, unless earlier revoked in writing. The undersigned acknowledges that the Authorized Person is not assuming nor is Compaq Computer Corporation assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

Name: Shane V. Robison
Title: Senior Vice President and Chief Technology Officer

Dated: November 3, 2000

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